SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, No. 196, 25th floor. 22210-030 Rio de Janeiro - RJ Phone #: (21) 2514-5641 Excerpt of the minutes of RCA 839, from July 25, 2019 to July 26, 2019.

CERTIFICATE

EXCERPT OF THE MINUTES OF THE EIGHT HUNDRED AND THIRTY-NINTH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE (Corporate Registration Identification Number) 53300000859/CNPJ (Brazilian Registration of Legal Entities) no. 00001180/0001-26

It is hereby certified, for all due intents and purposes, that the 839th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on the twenty-fifth day of July of two thousand nineteen, at 01:30pm, and the works were interrupted at 08:40pm. The meeting was resumed at 12:15pm on the twenty-sixth of July of two thousand and nineteen. The works were closed on this same day, at 03:00pm. The meeting was held at Central Nuclear Almirante Álvaro Alberto, located at Rodovia Procurador Haroldo Fernandes Duarte – BR 101/RJ – KM 521,56 – Itaorna, Angra dos Reis-RJ. The meeting was chaired by Board member JOSÉ GUIMARÃES MONFORTE. Board members WILSON PINTO FERREIRA JR., MAURO GENTILE RODRIGUES CUNHA, FELIPE VILLELA DIAS, RICARDO BRANDÃO SILVA, RUY FLAKS SCHNEIDER, BRUNO EUSTAQUIO FERREIRA CASTRO DE CARVALHO and LUIZ EDUARDO DOS SANTOS MONTEIRO were present in person. Board members MARCELO DE SIQUEIRA FREITAS and DANIEL ALVES FERREIRA participated in the meeting via videoconference. Director Mr. VICENTE FALCONI CAMPOS was absent duly jutified. Deliberation: RES-150, dated July 25, 2019. Subject: Approval of Call Notice, Specific Internal Procedure and Plan of Sale of Assets required for the divestment of remaining corporate interest from Eletrobras Auction No. 01/2018. RES 442, dated July 02, 2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercising their powers, and together with a decision of the Executive Board, in the following supporting material and documents, RESOLVED: ● Excerpt of the 069th meeting of the Audit and Statutory Risk Committee -  CAE, held on 07.18.2019; ● Excerpt of the 028th meeting of the Strategy, Governance and Sustainability Committee - CEGS held on 07.24.2019; ● Resolution of the Executive Board No. 442, dated 07.02.2019; ● Report to the Executive Board PR-255, of 07.02.2019; ● Executive Summary No. PR-004, of 07.18.2019; ● Certificate of the minutes of the 2862nd meeting of the Executive of Eletrobras held on 07.15.2019; ● External Legal Opinion drawn by the law firm Cescon, Barrieu, Flesch e Barreto Advogados, dated 07.17.2019; ● PRJE-204 Memorandum, of 07.18.2019; 1. approve the Plan of Sale of Assets (version 2.0) required for the divestment of corporate interest in the remaining SPEs from the Eletrobras Auction No. 01/2019, incorporating: (i) recommendation issued by the CAE for adjustment of the wording of item 7.6 of the Plan in order to clarify that proponents may suggest other forms of earn-out, subject to assessment by the Sale Committee; (ii) proposal issued by the Executive Board to remove shares held by Chesf in SPE Vamcruz I; 2. approve the Internal Preparation Plan to Eletrobras’ Competitive Procedure Planning No. 01/2019, of Eletrobras Notice No. 01/2019; 3. approve the Internal Specific Procedure for Support to Divestment in Corporate Interest (Decree No. 9.188/2017, version 1.0); 4. approve version 1.0 of the Eletrobras Notice No. 01/2019; 5. determine that the Presidency – PR, the Generation Board – DG, the Transmission Board – DT, the Governance, Risks and Compliance Board – DC, the Financial and Investor Relations Board - DF, the Management and Sustainability Board  – DS, the Governance Secretariat of the Board of Directors –  CAAS and the General Secretariat –  PRGS adopt, within their respective scope of actions, the measures necessary for compliance with this Deliberation. This certificate is issued and signed by me, BRUNO KLAPPER LOPES, Governance Secretary of the Board of Directors of Eletrobras.

Rio de Janeiro, August 1, 2019.

BRUNO KLAPPER LOPES

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.